Exhibit 99.3

Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

4 March 2019

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the London Stock Exchange (LSE) of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Performance Share Plan ("PSP")

The PSP is a performance based share plan which provides participants with the conditional right (known as a Performance Share Award or PSA) to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met, under the terms of the Rio Tinto plc PSP and Rio Tinto Limited PSP respectively.

The 2014 PSA is subject to two performance conditions. Two thirds of the award is subject to Total Shareholder Return (TSR) performance and the remaining third to an Earnings based measure of Relative EBIT Margin. The TSR part of the award vested on 28 February 2019. The remaining third of the 2014 PSA award will vest on 31 May 2019 once the relative EBIT margin performance has been established.

On 28 February 2019, the following PDMRs received their vested PSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Conditional Award Granted	TSR Vest Portion	No: of Shares Lapsed	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	7,765	2,588	2,589	3,010	826	43.27 GBP	2,184
Rio Tinto plc shares	Barrios, Alfredo	43,568	14,523	14,523	16,708	9,131	43.27 GBP	7,577
Rio Tinto plc shares	Jacques, Jean-Sébastien	70,057	23,352	23,353	27,166	13,090	43.27 GBP	14,076
Rio Tinto Limited shares	Salisbury, Christopher	7,994	2,665	2,665	3,033	1,407	96.68 AUD	1,626
Rio Tinto Limited shares	Soirat, Arnaud	16,326	5,442	5,443	6,195	2,135	96.68 AUD	4,060
Rio Tinto Limited shares	Trott, Simon	5,135	1,712	1,712	1,948	0	N/A	1,948

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the PSP rules.

Management Share Plan ("MSP")

The MSP is a service based award which provides the participants with an award (known as a Management Share Award or MSA) of Rio Tinto plc or Rio Tinto Limited shares which vests subject to continuous employment.

On 28 February 2019, the following PDMRs received their vested MSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.  All MSA included in this announcement were granted prior to the PDMR/KMP becoming a member of the Executive Committee.

Security	Name of PDMR/KMP	Conditional Award Granted	No. of Shares Vested*	No. of Shares Sold	Price per Share	No. of Shares Retained
Rio Tinto plc shares	Baatar, Bold	4,317	4,750	1,849	43.27 GBP	2,901
Rio Tinto Limited shares	Salisbury, Christopher	4,632	5,003	2,320	96.68 AUD	2,683
Rio Tinto Limited shares	Soirat, Arnaud	5,057	5,462	1,464	96.68 AUD	3,998
Rio Tinto Limited shares	Trott, Simon	2,353	2,541	0	N/A	2,541

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the MSP rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404